

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 11, 2010

Via US Mail and Facsimile: (415) 955-8910

Chaojun Wang
Chief Executive Officer
Action Industries, Inc.
c/o Ryan Nail
The Crone Law Group
101 Montgomery St., Suite 1950
San Francisco, CA 94104

**Re: Action Industries, Inc.
Revised Preliminary Information Statement on Schedule 14C
File No. 000-52455
Filed May 5, 2010**

Dear Mr. Wang:

We have limited our review of your revised preliminary information statement on Schedule 14C to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Share Exchange and Acquisition of Longhai Steel, page 16

1. We note from your revised disclosure on page 17 and your response letter dated May 5, 2010 that Joseph Meuse (through an affiliate) was an investor in Xingtai Longhai Steel prior to the share exchange and negotiated the share exchange on behalf of the Kalington shareholders. However, Mr. Meuse was also the Chief Executive Officer of Action Industries from February 4, 2009 until he resigned

immediately prior to the share exchange on March 25, 2010. Therefore, we believe clear disclosure regarding these conflicting roles should be provided. For example, please describe the nature and extent of the services provided by Mr. Meuse and his affiliates to both Longhai/Kalington and Action Industries, explain the timing and terms of the investment in Longhai and relationship with Kalington, and disclose all benefits he and his affiliates received as a result of their involvement. Refer to Items 5(a), 14(b)(4) and 14(b)(7) of Schedule 14A and provide all required disclosure.

*   *   *   *

As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director